U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Batten                               James                   R.
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   (Last)                            (First)              (Middle)

233 S. Patterson Ave.
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                                    (Street)

Springfield                          MO                     65802
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

O'Reilly Automotive, Inc.  (ORLY)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

###-##-####
________________________________________________________________________________
4.   Statement for Month/Year

January 31, 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Vice President Finance/Chief Financial Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                    3.           Disposed of (D)                 Beneficially   Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            Code         -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          -----------      Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    Code    V                    (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          01/18/01       J               421         A      Various  1,061(1)       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     2,608          I         401(k)Plan
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          01/18/01       J               132         D      $13.91       0(2)       I         Held in
                                                                                                                          escrow
                                                                                                                          under Per-
                                                                                                                          formance
                                                                                                                          Incentive
                                                                                                                          Plan-1997
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          01/18/01       J              116          D      $22.95     114(3)       I         Held in
                                                                                                                          escrow
                                                                                                                          under Per-
                                                                                                                          formance
                                                                                                                          Incentive
                                                                                                                          Plan-1998
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          01/18/01       J              173          D      $12.84     346(4)       I         Held in
                                                                                                                          escrow
                                                                                                                          under Per-
                                                                                                                          formance
                                                                                                                          Incentive
                                                                                                                          Plan-1999
------------------------------------------------------------------------------------------------------------------------------------
----------

(1) Direct ownership increased by 421 shares that were released in January 2001 from the 1997, 1998 and 1999 Performance Incentive Plans Escrow.

(2) Final release of shares held in escrow for 1997 Performance Incentive Plan took place in January 2001. These shares are now reflected in direct ownership (see footnote 1).

(3) The 1998 Performance Incentive Plan award relates to fiscal year 1998, but shares are held in escrow and will not be released until 2002. Shares released in January 2001 that pertained to the 1998 Performance Incentive Plan are now reflected in direct ownership (see footnote 1).

(4) The 1999 Performance Incentive Plan award relates to fiscal year 1999, but shares are held in escrow and will not be released until 2002 and 2003. Shares released in January 2001 that pertained to the 1999 Performance Incentive Plan are now reflected in direct ownership (see footnote 1).

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*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Employee stock
options with tandem
withholding right                                                               Common
(right to buy)      $21.3125                                 8/5/00(1)  8/4/09  Stock                      20,000    D
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Employee stock
options with tandem
withholding right                                                               Common
(right to buy)      $11.875                                  10/6/98(1) 10/5/02 Stock                      42,500    D
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Employee stock
options with tandem
withholding right                                                               Common
(right to buy)      $12.25                                   12/1/98(1) 12/1/07 Stock                      30,000    D
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----------

(1) The derivative securities disclosed in Table II above are 25% exercisable 1 year after grant; 50% exercisable 2 years after grant; 75% exercisable 3 years after grant; and 100% exercisable 4 years after grant.

====================================================================================================================================

Explanation of Responses:

All share ending balances have been adjusted to reflect 100% stock dividends in the form of two stock splits: July 31, 1997 and November 15, 1999. Payment dates on the dividends were August 31, 1997 and November 30, 1999, respectively.

/s/James R. Batten                                              02/09/01
---------------------------------------------            -----------------------
James R. Batten                                                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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